SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
February 5, 2010
Commission File Number: 000-30735
Rediff.com India Limited
(Translation of registrant’s name into English)
1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road
Mahim (West), Mumbai 400 016
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- .)

This report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statements on Form S-8 (File Nos. 333-143836 and 333-143837) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

In compliance with NASDAQ Rule 5250(c)(2), on February 5, 2010, Rediff.com India Limited (“Rediff.com”) issued a press release that sets forth its unaudited consolidated balance sheet as of September 30, 2009 and its unaudited consolidated statement of income for the six months ended September 30, 2009. A copy of the related press release is attached hereto as Exhibit 99.1.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2010	Rediff.com India Limited (Registrant)
	By:	/s/ Jayesh Sanghrajka
		Name:	Jayesh Sanghrajka
		Title:	Vice President Finance

[SIGNATURE PAGE TO FORM 6-K]

EXHIBIT NO.	DESCRIPTION

99.1	Press release issued by the registrant dated February 5, 2010.

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